The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET 11-12

THE SASKATCHEWAN ADVANTAGE

MID-YEAR REPORT

Mid-Year Report Government of Saskatchewan November 28, 2011

TABLE OF CONTENTS

MID-YEAR REPORT
Introduction	1
Economic Update	3
Financial Overview	10
Borrowing and Debt	16
GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF – Statement of Revenue	20
GRF – Statement of Expense	21
GRF – Statement of Debt	22
SUMMARY FINANCIAL STATEMENT INFORMATION
Summary Financial Statement Update	23
SUMMARY FINANCIAL STATEMENT TABLES
Summary Statement of Surplus	26
Summary Statement of Debt	28

Mid-Year Report 2011-12 | Budget Update

The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET 11-12

MID-YEAR REPORT

MID-YEAR REPORT

Introduction

The government remains on track to balance the provincial budget despite increased flooding expense and an uncertain global economy.

While Saskatchewan is not immune to global economic uncertainty, the province thus far appears to be weathering the storm better than most jurisdictions.

So far this year, the province’s economy remains strong.  Many economic indicators are up substantially from last year.  Saskatchewan continues to lead the nation in terms of growth in retail sales, wholesale trade, value of building permits and the number of housing starts.

Saskatchewan real GDP growth is now expected to be 3.1 per cent in 2011 and 2.7 per cent in 2012.  While this is somewhat below the average of private sector forecasts, November releases (through November 23) are all at either 3.0 per cent or 3.1 per cent for 2011.

For 2012, the private sector continues to project Saskatchewan’s economy to lead the nation.

Saskatchewan nominal GDP growth is now forecast to be 11.2 per cent in 2011 and 7.6 per cent in 2012.  This increase from the budget forecast reflects higher oil, potash and grain prices.

Through mid-year, General Revenue Fund (GRF) expense is projected to be up $246.8 million from budget – an increase of 2.3 per cent.

This includes in excess of $240 million in direct expense related to flooding and about $95 million in additional funding for Education, partially offset by savings in AgriStability, Social Services, Municipal Affairs and Debt Servicing.

Strong economic performance continues to support the province’s revenue base.

Through mid-year, GRF revenue is up $156.8 million from budget – an increase of 1.5 per cent.

Taxation revenue is projected to be down $79.7 million from budget, primarily due to lower-than-expected corporate income tax assessments for the 2010 taxation year largely attributable to the resource sector.

Non-renewable resource revenue is projected to be up $46.6 million from budget.  A $151.4 million decrease in Crown land sales revenue is more than offset by an increase in potash revenue.  Oil revenue is projected to be down $26.5

Mid-Year Report 2011-12 | Budget Update  1

million from budget – down $5.3 million from First Quarter – primarily as a result of wet spring and summer conditions reducing production.  Higher average oil prices since budget have largely been offset by a higher exchange rate.

Federal transfers are projected to be up $105.6 million from budget, largely reflecting federal contributions to provincial flood-related spending.

Global instability and flooding aside, the province remains on-track to deliver a pre-transfer surplus in 2011-12.

Government debt reduction will proceed as budgeted.  A $325.0 million reduction in government general public debt, funded with a transfer from the Growth and Financial Security Fund (GFSF).

The GFSF balance will remain at about $700 million to help address future uncertainty.

A deficit is projected on a summary basis, largely reflecting the effects of the combination of flooding and other weather-related perils and investment losses and reduced expectations of future market performance by the not-for-profit insurance organizations (the Saskatchewan Auto Fund, the Saskatchewan Crop Insurance Corporation and the Workers’ Compensation Board) in unstable financial markets.

Other Canadian jurisdictions are signaling the need for restraint, both this year and over the near term.  The recent federal fiscal update shows a significant decline in federal revenue, beginning in 2011-12 and escalating in 2012-13.

This underscores a need for all jurisdictions to proceed cautiously in the face of continuing global instability—the need to continue to be prudent fiscal managers.

While Saskatchewan cannot isolate itself from the global economy, the province continues to have one of the strongest provincial economies in one of the strongest nations and remains on-track, both in terms of economic and fiscal performance in 2011-12.

2  Mid-Year Report 2011-12 | Budget Update

Economic Update

INTRODUCTION

Like all forecasts, the 2011-12 Budget forecast was based on a set of assumptions, including the production and sales of various commodities, commodity prices, Canadian and U.S. economic growth and the value of the Canadian dollar.  All of these assumptions have been updated and incorporated into the latest forecast.

Uncertainties surrounding the European debt crisis and its potential effect on the global economy remain a serious concern.  This, combined with heightened worries over a weak U.S. economy, present a risk to the current Saskatchewan economic outlook.

So far this year, however, the province’s economy remains strong as most economic indicators are up substantially from last year.

Although the crop became a concern again due to excess moisture, wet conditions in 2011 were more localized than the widespread flooding problem in 2010.  While the crop was smaller than what had been assumed in the 2011-12 Budget, crop production this year was still roughly 8.4 per cent higher than in 2010, and the quality was generally good to excellent.

Saskatchewan real GDP is now expected to increase by 3.1 per cent this year.  Nominal GDP is anticipated to grow by 11.2 per cent.

GLOBAL GROWTH PROSPECTS

The outlook for the global economy has weakened since March 2011 when the 2011-12 Budget was presented.  Economic growth projections for 2011 and 2012 for many countries around the world have been downgraded due to problems in Europe and the U.S., the two pillars of the global economy.

The eurozone is still expected to expand at an annual rate of 1.6 per cent in 2011 and 1.0 per cent next year, but the region is in danger of slipping into recession over the next few quarters depending on developments in the most financially troubled European countries.

U.S. third quarter growth was stronger than expected, at 2.0 per cent, providing some relief after the rather disappointing results in the first half.  However, U.S. growth is projected at only 1.5 per cent for all of 2011 and 2.5 per cent for 2012 because of fiscal constraints.

Mid-Year Report 2011-12 | Budget Update  3

CANADIAN GROWTH ASSUMPTIONS

	Actual	2011-12 Budget			2011-12 Mid-Year
	2010	2011	2012	2013	2011	2012	2013
Real GDP Growth (%)	3.2	2.4	2.9	3.0	2.1	2.4	3.3

Following sluggish growth prospects for Europe and the U.S., Canadian growth projections have also been slashed to 2.1 per cent for 2011 and 2.4 per cent for 2012.

Weakness in Europe, the U.S., Japan and other advanced economies is expected to be counterbalanced by comparatively stronger growth in Asian and Latin American countries that are important for potash, grains, oilseeds and other commodities exported by Saskatchewan.

·	China’s growth is projected to be 9.1 per cent in 2011 and 8.6 per cent in 2012.

·	India’s economy is similarly expected to expand by a healthy 7.9 per cent this year and 8.0 per cent in 2012.

·	South Korea is expected to post fairly healthy growth of 3.9 per cent in 2011 and 4.2 per cent in 2012.

·	Mexico is expected to grow by 4.0 per cent in 2011 and 3.8 per cent in 2012.

·	Brazil is anticipated to expand by 4.0 per cent in 2011 and 4.1 per cent in 2012.

INTEREST RATES

U.S. and Canadian interest rates are not expected to change in the remainder of 2011 and through much of 2012.

·	The U.S. Federal Reserve, in fact, has made a firm commitment to keep the federal funds rate near zero through to mid-2013.

·	The Bank of Canada, meanwhile, has held the overnight rate at 1.0 per cent since October 2010 and is not expected to increase it through most of 2012.

CANADIAN INTEREST RATE ASSUMPTIONS

	Actual	2011-12 Budget			2011-12 Mid-Year
	2010	2011	2012	2013	2011	2012	2013
Short-term Interest Rate (%)	0.56	1.28	2.82	3.87	0.90	0.90	1.20
Long-term Interest Rate (%)*	3.24	2.99	3.58	4.77	3.40	3.40	3.40
* 10-year Government of Canada Bond

4  Mid-Year Report 2011-12 | Budget Update

CANADIAN DOLLAR

The Canadian dollar is supported by better underlying fundamentals than the U.S. dollar.  These fundamentals continue to point to Canadian dollar strength and U.S. dollar weakness.  However, external risks such as a deterioration of the situation in Europe, recurring spikes in risk aversion and the safe haven bid could drive the value of the Canadian dollar lower and that of the U.S. dollar higher.

The value of the Canadian dollar averaged 101.9 US cents in the first ten months of 2011.  Given the volatility and uncertainty surrounding current forecasts for the value of the Canadian dollar, this forecast cautiously assumes that the Canadian dollar will be, on average, at par with the US dollar through most of 2012 and 2013.

CANADIAN DOLLAR ASSUMPTIONS

	Actual	2011-12 Budget			2011-12 Mid-Year
	2010	2011	2012	2013	2011	2012	2013
Canadian Dollar (US cents)	97.10	99.30	100.60	100.50	101.25	99.50	100.00

SASKATCHEWAN ECONOMIC FORECAST

In real terms, GDP this year is forecast to grow by 3.1 per cent.  Our previous forecast was 4.2 per cent.

This downward revision is due in part to changes to 2010 figures.   In the 2011-12 Budget, real GDP growth in 2010 was projected to be just 1.7 per cent due to the setback in agriculture.  Since March, however, revisions to the 2010 crop estimates were made and the new final crop total turned out to be much higher than the 20.8 million tonne figure assumed in the 2011-12 Budget.

Crop production in 2010 was actually 22.6 million tonnes.  This upward revision to the 2010 crop number caused an upward revision to the overall real GDP growth figure for 2010.

Mid-Year Report 2011-12 | Budget Update  5

Based on Statistics Canada’s most recent estimates of GDP at market prices, Saskatchewan real GDP growth last year was 4.0 per cent.

The upward revision to the 2010 real GDP total would, in the absence of other changes, result in slower growth in 2011.

While the current 2011 real GDP growth forecast is slightly lower than what it was in the 2011-12 Budget, the level of real GDP in 2011 is still expected to be larger.

Growth in consumer spending and still strong business investments, particularly oil investments and investments related to the expansion of the province’s potash industry, have helped to support real GDP in 2011.

In nominal terms, Saskatchewan GDP is forecast to increase by 11.2 per cent in 2011.  Despite a lower real GDP growth forecast, the current nominal GDP growth forecast for this year is slightly higher.  This is due to the fact certain price assumptions for 2011 are higher now than they were earlier this year.

The price of potash, for example, is now expected to average US$421.75 per KCl tonne in 2011 whereas in the 2011-12 Budget it was assumed to average US$390.76 per KCl tonne.  This current price assumption is roughly 29.1 per cent higher than the average price last year.

AT A GLANCE
(Per cent Change Unless Otherwise Noted)

	2011-12 Budget				Actual	2011-12 Mid-Year
	2010	2011	2012	2013	2010	2011	2012	2013
Real GDP	1.7	4.2	2.8	2.1	4.0	3.1	2.7	2.3
Nominal GDP	5.7	9.0	6.3	5.2	9.6	11.2	7.6	3.2
CPI	1.4	2.6	2.8	2.4	1.4	3.0	2.1	2.0
Employment growth (000s)	4.8	6.0	4.0	3.6	4.8	2.2	4.0	4.2
Unemployment rate (%)	5.2	5.1	4.8	4.6	5.2	5.1	5.2	5.3
Retail Sales	2.7	4.5	5.4	4.6	3.1	6.4	5.8	4.3

6  Mid-Year Report 2011-12 | Budget Update

COMMODITY PRICE ASSUMPTIONS - CALENDAR YEAR

	2011-12 Budget				Actual	2011-12 Mid-Year
	2010	2011	2012	2013	2010	2011	2012	2013
WTI Oil (US$ per barrel)	79.61	93.00	96.00	96.00	79.54	94.81	90.00	95.00
Natural Gas (C$ per GJ)	3.77	3.50	4.00	4.60	3.81	3.45	3.60	4.00
Potash (C$ per K2O tonne)1	569.74	645.11	649.59	663.78	551.65	682.85	817.86	833.14
Potash (US$ per KCl tonne)1	337.46	390.76	398.63	406.93	326.75	421.75	496.40	508.22
Wheat No.1-13.5 (C$ per tonne)2	319.62	273.51	273.51	260.42	309.55	298.49	283.81	295.71
Canola (C$ per tonne)2	474.75	400.58	400.58	386.73	474.75	540.00	525.00	517.49
Barley (C$ per tonne)2	229.58	266.60	266.60	254.75	225.50	250.60	254.70	231.64
1 The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.
2 Crop year basis and at farm gate prices. Wheat and barley prices include both initial and final CWB payments.
Sources: Ministry of Energy and Resources, Ministry of Agriculture

Wheat and canola price assumptions are also higher now than they were in the 2011-12 Budget.

Most of the other indicators are up substantially from last year.  Potash production, for example, is up 25.2 per cent through the first nine months of this year while the number of oil wells drilled in Saskatchewan is up 31.7 per cent through the first ten months of 2011 (amid higher prices).  Wholesale trade, manufacturing sales and housing starts are also much stronger than last year.

The employment growth forecast for 2011 has been revised downwards to 2,200, which better reflects year-to-date employment statistics.  Despite this, however, Saskatchewan continues to have one of the lowest, if not the lowest, unemployment rate in all of Canada.

The 2012 growth forecast remains upbeat.  It is assumed here that crop production will increase slightly from 2011 levels and that global growth forecasts, particularly those concerning the U.S., Saskatchewan’s primary trading partner, remain, at least for the most part, on track.  One other significant driver of the province’s growth of late has been business investment, particularly in the resource sector.  This strength is expected to continue into next year.

Mid-Year Report 2011-12 | Budget Update  7

SASKATCHEWAN ECONOMIC INDICATORS

					Change from
	2009	2010	2011		2010
Population at July 1 (000s)	1,029.3	1,044.0	1,057.9		13.9

			2011		January
Per Cent Change Unless Noted Otherwise	2009	2010	(year-to-date)	Ranking	through
Employment growth (000s)	6.7	4.8	1.6	8th	Oct
Unemployment rate (%)	4.8	5.2	5.0	lowest	Oct
Consumer Price Index	1.0	1.4	2.8	3rd lowest	Oct
Average employment weekly earnings	2.5	5.2	3.5	4th	Aug
Volume of oil production	-3.9	-0.3	-0.5	n.a.	Aug
Volume of natural gas production	-7.2	-11.2	-10.2	n.a.	Aug
Volume of potash production	-54.7	114.3	25.2	n.a.	Sep
Value of oil sales	-32.7	15.1	12.7	n.a.	Aug
Value of natural gas sales	-55.0	-17.0	-26.1	n.a.	Aug
Value of potash sales	-58.4	82.0	29.1	n.a.	Sep
Oil wells drilled	-43.0	69.7	31.7	n.a.	Oct
Gas wells drilled	-80.9	-57.9	-56.0	n.a.	Oct
Value of manufacturing sales	-13.8	-4.0	14.1	3rd	Sep
Value of international exports	-26.1	7.9	21.4	4th	Sep
Value of retail sales	-0.5	3.1	7.7	1st	Sep
Value of wholesale trade	-22.1	9.4	22.1	1st	Sep
Number of new vehicles sold	-9.3	6.0	5.9	2nd	Sep
Value of building permits	-13.5	9.9	27.9	1st	Sep
Number of housing starts	-43.4	52.8	28.8	1st	Sep
Sources: Statistics Canada, Ministry of Energy and Resources

PRIVATE SECTOR FORECASTS

Private sector forecasters remain upbeat concerning the province’s economy as well.  Real GDP growth of 3.4 per cent is expected this year.  For 2012, the private sector expects Saskatchewan’s economy to lead the nation, posting growth of 3.1 per cent.

Individually, private sector forecasts of Saskatchewan real GDP growth this year range from 2.8 per cent to 4.3 per cent.

8  Mid-Year Report 2011-12 | Budget Update

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN

(Per Cent Change)	2011	2012	Release Date
IHS Global Insight	3.1	2.5	Nov-11
BMO	3.0	2.9	Nov-11
CIBC	3.0	3.0	Nov-11
Scotia Bank	3.1	2.9	Nov-11
TD Bank	2.8	2.3	Sep-11
RBC	4.3	4.1	Sep-11
Laurentian Bank	3.7	2.7	Sep-11
Conference Board of Canada	3.8	3.7	Jul-11
The Centre for Spatial Economics	3.9	3.7	Jul-11
Average of Private Sector Forecasts	3.4	3.1
Ministry of Finance	3.1	2.7

For 2012, private sector forecasts range from a low of 2.3 per cent to a high of 4.1 per cent.

CONCLUSION

The current year has been a good one for the Saskatchewan economy, with most available economic indicators up substantially from last year.  Fortunately, the set-back in agriculture was not as widespread as it was in 2010.

The Saskatchewan economy is expected to see solid growth again next year yet any further deterioration in the global growth outlook would present some added risk.
Crop production is assumed to return to more normal levels in 2012.  In addition, continued business investment, particularly in the province’s resource sector, and continued strength in consumer spending supported by a growing population, provides further support to the growth forecast for 2012.

Mid-Year Report 2011-12 | Budget Update  9

Financial Overview

OVERVIEW

The 2011-12 Budget estimated a General Revenue Fund (GRF) surplus of $382.5 million.

At mid-year:

·	revenue is up $156.8 million, or 1.5 per cent, from budget; and,

·	expense is up $246.8 million, or 2.3 per cent, from budget.

The resulting pre-transfer balance is $25.0 million.  One-half of this amount, $12.5 million, will be transferred to the Growth and Financial Security Fund (GFSF).

After a $325 million transfer from the GFSF for debt reduction, the projected GRF surplus at mid-year is $337.5 million.

The projected year-end GFSF balance is $693.5 million.

2011-12 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$10,794.3	$10,858.4	$10,951.1	$156.8	$92.7
Expense	10,679.3	10,786.7	10,926.1	246.8	139.4
Pre-Transfer Surplus	115.0	71.7	25.0	(90.0)	(46.7)
Transfer to GFSF	(57.5)	(35.9)	(12.5)	45.0	23.4
Transfer from GFSF	325.0	325.0	325.0	-	-
Net Transfer from (to) GFSF	267.5	289.1	312.5	45.0	23.4
GRF Surplus	$382.5	$360.8	$337.5	$(45.0)	$(23.3)

GFSF Balance*	$710.8	$716.9	$693.5	$(17.3)	$(23.4)

Government Public Debt	$4,135.2	$3,810.2	$3,810.2	$(325.0)	$-
* First Quarter Forecast and Mid-Year Projection reflect actual 2011-12 opening balance of $1,006.0M.

10  Mid-Year Report 2011-12 | Budget Update

GRF REVENUE

The 2011-12 Budget estimated GRF revenue at $10,794.3 million.

At first quarter, GRF revenue was forecast to increase $64.1 million, primarily due to anticipated federal contributions for flood-related expenditures.

At mid-year, GRF revenue is projected to increase by an additional $92.7 million.

In total, GRF revenue is projected to be $10,951.1 million, an increase of $156.8 million (1.5 per cent) from the budget estimate.

Taxation revenue is projected to be down $79.7 million compared to the budget estimate.

Corporation Income Tax (CIT) is projected to be $109.7 million lower than budget, primarily due to lower-than-anticipated assessment data for the 2010 taxation year largely attributable to the resource sector.

Provincial Sales Tax (PST) revenue is projected to increase $30.0 million. Continued strength in the provincial economy has led to higher-than-budgeted revenue through the end of October.

Non-renewable resource revenue is projected to be $46.6 million higher than the budget estimate.

Crown Land Sales are projected to decrease $151.4 million from budget, reflecting lower-than-budgeted sales over the first four sales of the year as industry turns its attention to exploration and drilling.

Oil revenue is projected to decrease $26.5 million from budget primarily due to lower production as a result of wet spring and summer conditions.  Higher oil prices since budget have largely been offset by a higher exchange rate.

2011-12 REVENUE CHANGE, BY SOURCE

(millions of dollars)	Change	Total
Revenue - Budget Estimate		$ 10,794.3
Forecast Changes
Potash	+ 207.0
Federal Transfers	+ 105.6
Interest, Premium, Discount and Exchange	+ 49.6
PST	+ 30.0
Crown Land Sales	- 151.4
Corporation Income Tax	- 109.7
Other net changes	+ 25.7
Total Change from Budget		+ 156.8
Revenue - Mid-Year Projection		$ 10,951.1

Mid-Year Report 2011-12 | Budget Update  11

2011-12 KEY RESOURCE FORECAST ASSUMPTIONS - FISCAL YEAR

	Budget	1st Quarter	Mid-Year
Oil Production (millions of barrels)	159.4	147.7	153.2
WTI Oil Price (US$ per barrel)	93.75	100.73	95.28
Well-head Oil Price (C$ per barrel)	77.38	79.09	77.43
Potash Average Price (C$ per K2O tonne)	646	655	717
Potash Average Price (US$ per KCI tonne)	393	412	439
Potash Sales (million K2O tonnes)	10.4	10.5	10.8
Exchange Rate (US cents)	99.82	103.16	100.36

The mid-year oil projection incorporates a 2011-12 average West Texas Intermediate (WTI) oil price of US$95.28 and an average exchange rate of 100.36 US cents.  For comparison, WTI oil prices averaged US$94.77 through the end of October.  The value of the Canadian dollar averaged 102.06 US cents over the same time period.

Potash revenue is projected to be $207.0 million above budget reflecting higher-than-budgeted prices and sales volumes.  The mid-year projection incorporates a 2011-12 average price forecast of US$439 per KCl tonne (C$717 per K2O tonne), up from the budget assumption of US$393 (C$646).  Total sales on a fiscal-year basis are currently projected at 10.8 million K2O tonnes, up from the budget assumption of 10.4 million K2O tonnes.

Resource Surcharge revenue is projected to be up $30.0 million from budget largely due to prior-year reconciliation payments, particularly from the potash sector.

Lower natural gas prices have resulted in a $2.8 million decrease in revenue.  Other non-renewable resources are projected to be down $9.7 million, primarily due to lower uranium prices.

Transfers from Crown Entities are projected to be $25.9 million higher than budget.  The increase is primarily due to an unbudgeted transfer of surplus funds from the Agricultural Credit Corporation of Saskatchewan.

 Other own-source revenue is projected to increase $58.4 million from budget, largely due to a $49.6 million increase in interest, premium, discount and exchange earnings as the result of unbudgeted gains on the sale of investments.

Transfers from the Government of Canada are projected to increase $105.6 million from budget.  Anticipated federal contributions to provincial flood-related expenditures are projected to increase $109.1 million, partially offset by $3.5 million in reductions across other miscellaneous cost-sharing agreements.

12  Mid-Year Report 2011-12 | Budget Update

GRF EXPENSE

The 2011-12 Budget estimated GRF expense at $10,679.3 million.

At first quarter, GRF expense was forecast to increase $107.4 million as a result of flood-related spending and costs associated with the Teachers’ Collective Bargaining Agreement.

The mid-year financial update includes an additional $139.4 million.

In total, GRF expense is projected to be $10,926.1 million, an increase of $246.8 million (2.3 per cent) from budget.  The increase includes in excess of $240 million in direct expenses related to 2011 flooding.

Major changes from budget occur in the following Ministries.

·
Education is up $94.7 million from budget, primarily due to a net increase in salary expense related to the Teachers’ Collective Bargaining Agreement and increases in school capital transfer funding for projects that were carried over from 2010-11, renovations to the francophone high school in Regina (the former Robert Usher Collegiate), capital projects progressing more quickly than expected in 2011-12, and emerging block capital pressures.

·
Corrections, Public Safety and Policing is up $60.0 million from budget, due to higher-than-anticipated claims under the Provincial Disaster Assistance Program (PDAP), mainly related to 2011 spring flooding.  This is offset by $51.0 million in anticipated federal cost-sharing.

·
Highways and Infrastructure is up $52.0 million from budget, primarily due to emergency repairs related to flooding and extreme weather conditions.  Unbudgeted spending on weather-related repairs is anticipated to be offset by $41.1 million in federal cost-sharing.

·
Environment is up $33.9 million from budget, due to funding through Saskatchewan Watershed Authority related to flooding assistance measures.  This is offset by $17.0 million in anticipated federal cost-sharing.

·
Agriculture is up $27.6 million from budget, primarily due to $98.0 million for the provincial contributions to the Canada-Saskatchewan Excess Moisture Program, and increased funding for AgriInvest and the Saskatchewan Feed and Forage Program, partially offset by anticipated savings in AgriStability contributions resulting from higher expected crop prices and estimated improvements in farm incomes.

·	Advanced Education, Employment and Immigration is up $8.4 million from budget, due to higher demand for student loans that are issued through the Saskatchewan Student Aid Fund.

·	Justice and Attorney General is up $3.3 million from budget, primarily

Mid-Year Report 2011-12 | Budget Update  13

due to salary and operating pressures resulting from increased workloads.

·	Education – Teacher’s Pensions and Benefits is up $2.7 million from budget, due to increased expense related to the Teachers’ Collective Bargaining Agreement.

·
Social Services is under budget by $17.2 million, mainly due to reductions in Transitional Employment Allowance caseloads as a result of favourable economic conditions, lower Rental Housing Supplements as market rents level off in some communities and slower-than-budgeted development of residential and day program spaces for individuals with intellectual disabilities.  The 440 Waitlist initiative remains on track for completion in 2012-13.

·
Finance Debt Servicing is down $10.0 million from budget, due to lower-than-anticipated requirements for notes issued on behalf of Crown Corporations and lower-than-anticipated short-term interest rates.

·
Municipal Affairs is down $9.1 million from budget, primarily due to a decrease for the Building Canada Fund – Communities Component resulting from competitive pricing on tender bids, as well as project delays caused by weather and contractor availability.

·	Tourism, Parks, Culture and Sport is down $4.1 million from budget, primarily due to savings related to the timing and revision of scope of Building Communities Program approved projects.

2011-12 EXPENSE CHANGE, BY MINISTRY

(millions of dollars)	Change	Total
Expense - Budget Estimate		$ 10,679.3
Forecast Changes
Education	+ 94.7
Corrections, Public Safety and Policing	+ 60.0
Highways and Infrastructure	+ 52.0
Environment	+ 33.9
Agriculture	+ 27.6
Advanced Education, Employment and Immigration	+ 8.4
Justice and Attorney General	+ 3.3
Teachers' Pensions and Benefits	+ 2.7
Social Services	- 17.2
Finance Debt Servicing	- 10.0
Municipal Affairs	- 9.1
Tourism, Parks, Culture and Sport	- 4.1
Other net changes	+ 4.6
Total Change from Budget		+ 246.8
Expense - Mid-Year Projection		$ 10,926.1

14  Mid-Year Report 2011-12 | Budget Update

GROWTH AND FINANCIAL SECURITY FUND

The 2011-12 Budget included a transfer of $57.5 million – one-half of the budgeted pre-transfer surplus of $115.0 million – to the GFSF.  For purposes of debt reduction, a transfer of $325.0 million from the GFSF was budgeted.  The resulting net transfer from the GFSF to the GRF at budget was $267.5 million.

At mid-year, the GRF pre-transfer surplus is projected to be $25.0 million.  As required by The Growth and Financial Security Act, one-half of this amount – $12.5 million – is projected to be transferred to the GFSF.  The budgeted transfer of $325.0 million is maintained, resulting in a mid-year net transfer of $312.5 million from the GFSF to the GRF.

The 2011-12 year-end balance in the GFSF is projected to be $693.5 million, a decrease of $312.5 million from the 2010-11 year-end balance of $1,006.0 million as reported in the Public Accounts.

Mid-Year Report 2011-12 | Budget Update  15

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government public debt at March 31, 2012 is projected to be $3.8 billion, a decrease of $325.0 million from March 31, 2011.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components:  Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is projected to be $736.8 million, an increase of $127.7 million from March 31, 2011.  GBE specific public debt is projected to be $3.7 billion, an increase of $375.9 million from March 31, 2011.

Taken together, Crown corporation public debt is currently projected to be $4.5 billion, an increase of $503.6 million from March 31, 2011.

GRF DEBT
As at March 31

		1st Quarter	Mid-Year
		Forecast	Projection	Change from
(millions of dollars)	31-Mar-11	31-Mar-12		31-Mar-11	1st Quarter
GRF Government General Public Debt	$4,135.2	$3,810.2	$3,810.2	$(325.0)	$-
GRF Crown Corporation Public Debt
Crown Corporation General	609.1	729.5	736.8	127.7	7.3
Government Business Enterprise Specific	3,373.8	3,881.7	3,749.7	375.9	(132.0)
GRF Crown Corporation Public Debt	3,982.9	4,611.2	4,486.5	503.6	(124.7)

GRF Public Debt	$8,118.1	$8,421.4	$8,296.7	$178.6	$(124.7)
Guaranteed Debt	$35.4	$80.4	$80.4	$45.0	$-

16  Mid-Year Report 2011-12 | Budget Update

BORROWING

The Province’s 2011-12 borrowing requirements are projected to be $293.1 million lower than estimated in the budget due to lower requirements for Crown corporations.

The decrease in borrowing by Crown corporations is largely attributable to delays in capital spending at SaskPower .

Government borrowing requirements remain at zero for 2011-12.

GRF BORROWING REQUIREMENTS

	Budget	Mid-Year	Change from
(thousands of dollars)	Estimate	Projection	Budget
Borrowing for Crown Corporations

Information Services Corporation
of Saskatchewan	$9,900	$9,900	$-
Municipal Financing Corporation
of Saskatchewan	20,000	30,000	10,000
Saskatchewan Gaming Corporation	6,800	6,800	-
Saskatchewan Opportunities Corporation	6,500	3,103	(3,397)
Saskatchewan Power Corporation	733,300	355,800	(377,500)
Saskatchewan Telecommunications
Holding Corporation	92,900	161,400	68,500
Saskatchewan Water Corporation	10,000	10,000	-
SaskEnergy Incorporated	7,400	16,700	9,300
Borrowing for Crown Corporations	$886,800	$593,703	$(293,097)
Borrowing for Government	-	-	-
Total Borrowing Requirements	$886,800	$593,703	$(293,097)

Mid-Year Report 2011-12 | Budget Update  17

The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET 11-12

MID-YEAR REPORT

18  Mid-Year Report 2011-12 | Budget Update

GENERAL REVENUE FUND FINANCIAL TABLES

Statement of Revenue Statement of Expense Statement of Debt

Mid-Year Report 2011-12 | Budget Update  19

GENERAL REVENUE FUND

Statement of Revenue

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter

Corporation Income	$1,080,700	$1,080,700	$971,000	$(109,700)	$(109,700)
Fuel	461,300	461,300	461,300	-	-
Individual Income	1,915,200	1,915,200	1,915,200	-	-
Provincial Sales	1,270,700	1,270,700	1,300,700	30,000	30,000
Tobacco	253,200	253,200	253,200	-	-
Other	286,700	286,700	286,700	-	-
Taxes	$5,267,800	$5,267,800	$5,188,100	$(79,700)	$(79,700)

Crown Land Sales	$436,400	$436,400	$285,000	$(151,400)	$(151,400)
Natural Gas	22,500	21,000	19,700	(2,800)	(1,300)
Oil	1,410,100	1,388,900	1,383,600	(26,500)	(5,300)
Potash	381,300	381,600	588,300	207,000	206,700
Resource Surcharge	438,300	468,300	468,300	30,000	-
Other	140,300	133,100	130,600	(9,700)	(2,500)
Non-Renewable Resources	$2,828,900	$2,829,300	$2,875,500	$46,600	$46,200

Crown Investments Corporation of Saskatchewan	$110,000	$110,000	$110,000	$-	$-
- Special Dividend	10,000	10,000	10,000	-	-
Saskatchewan Liquor and Gaming Authority	422,000	422,000	422,000	-	-
Other Enterprises and Funds	45,800	45,800	71,700	25,900	25,900
Transfers from Crown Entities	$587,800	$587,800	$613,700	$25,900	$25,900

Fines, Forfeits and Penalties	$13,200	$13,200	$13,200	$-	$-
Interest, Premium, Discount and Exchange	136,500	151,600	186,100	49,600	34,500
Motor Vehicle Fees	162,000	162,000	162,000	-	-
Other Licences and Permits	24,600	26,800	25,700	1,100	(1,100)
Sales, Services and Service Fees	124,100	128,500	130,500	6,400	2,000
Transfers from Other Governments	15,600	15,600	16,900	1,300	1,300
Other	65,000	65,000	65,000	-	-
Other Revenue	$541,000	$562,700	$599,400	$58,400	$36,700
Own-Source Revenue	$9,225,500	$9,247,600	$9,276,700	$51,200	$29,100

Canada Health Transfer	$847,100	$847,100	$847,100	$-	$-
Canada Social Transfer	352,700	352,700	352,700	-	-
Other	369,000	411,000	474,600	105,600	63,600
Transfers from the Government of Canada	$1,568,800	$1,610,800	$1,674,400	$105,600	$63,600
Revenue	$10,794,300	$10,858,400	$10,951,100	$156,800	$92,700

20  Mid-Year Report 2011-12 | Budget Update

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Ministries and Agencies
Advanced Education, Employment
and Immigration	$855,905	$855,905	$864,336	$8,431	$8,431
Agriculture	417,880	417,880	445,525	27,645	27,645
Corrections, Public Safety and Policing	367,500	407,500	427,500	60,000	20,000
Education	1,233,792	1,281,852	1,328,494	94,702	46,642
- Teachers' Pensions and Benefits	198,507	201,180	201,207	2,700	27
Energy and Resources	37,137	37,137	38,652	1,515	1,515
Enterprise and Innovation Programs	27,347	27,347	27,023	(324)	(324)
Enterprise Saskatchewan	41,803	41,803	41,803	-	-
Environment	180,539	180,539	214,399	33,860	33,860
Executive Council	12,214	12,214	12,214	-	-
Finance	58,911	58,911	58,911	-	-
- Public Service Pensions and Benefits	280,860	280,860	280,860	-	-
Finance Debt Servicing	420,000	415,000	410,000	(10,000)	(5,000)
First Nations and Métis Relations	82,255	82,255	82,255	-	-
Government Services	12,802	12,802	12,802	-	-
Health	4,462,620	4,462,620	4,462,620	-	-
Highways and Infrastructure	380,311	400,311	432,356	52,045	32,045
Information Technology Office	16,374	16,374	16,374	-	-
Innovation Saskatchewan	3,467	3,467	3,467	-	-
Justice and Attorney General	145,465	145,465	148,735	3,270	3,270
Labour Relations and Workplace Safety	16,972	16,972	17,479	507	507
Municipal Affairs	388,713	388,713	379,614	(9,099)	(9,099)
Office of the Provincial Capital Commission	10,595	10,595	10,966	371	371
Office of the Provincial Secretary	3,579	3,579	3,752	173	173
Public Service Commission	37,993	37,993	37,993	-	-
Saskatchewan Research Council	18,133	18,133	18,133	-	-
Social Services	814,172	814,172	796,972	(17,200)	(17,200)
Tourism, Parks, Culture and Sport	100,703	100,703	96,594	(4,109)	(4,109)

Legislative Assembly and its Officers
Chief Electoral Officer	14,284	15,784	15,784	1,500	-
Children's Advocate	1,833	1,833	1,993	160	160
Conflict of Interest Commissioner	145	145	145	-	-
Information and Privacy Commissioner	1,114	1,214	1,174	60	(40)
Legislative Assembly	24,225	24,277	24,850	625	573
Ombudsman	2,982	2,982	2,982	-	-
Provincial Auditor	8,134	8,134	8,134	-	-

Expense	$10,679,266	$10,786,651	$10,926,098	$246,832	$139,447

Mid-Year Report 2011-12 | Budget Update  21

GENERAL REVENUE FUND

Statement of Debt

	(thousands of dollars)
		As at March 31, 2012		Mid-Year
		1st Quarter	Mid-Year	Change from
	31-Mar-11	Forecast	Projection	31-Mar-11

Government General Public Debt	$4,135,226	$3,810,226	$3,810,226	$(325,000)

Crown Corporation General Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$9,900	$9,900	$(3,647)
Municipal Financing Corporation
of Saskatchewan	6,249	6,203	6,203	(46)
Saskatchewan Housing Corporation	29,762	28,316	27,762	(2,000)
Saskatchewan Opportunities Corporation	36,170	39,574	38,852	2,682
Saskatchewan Power Corporation	97,823	96,701	96,621	(1,202)
Saskatchewan Telecommunications
Holding Corporation	-	111,400	111,400	111,400
Saskatchewan Water Corporation	49,151	55,523	55,030	5,879
SaskEnergy Incorporated	376,342	381,854	391,032	14,690
Crown Corporation General Public Debt	$609,044	$729,471	$736,800	$127,756

Government Business Enterprise Specific Public Debt
Municipal Financing Corporation
of Saskatchewan	$97,330	$126,906	$126,896	$29,566
Saskatchewan Gaming Corporation	6,000	12,800	12,800	6,800
Saskatchewan Power Corporation	2,415,601	2,853,706	2,724,912	309,311
Saskatchewan Telecommunications
Holding Corporation	369,928	411,226	409,455	39,527
SaskEnergy Incorporated	484,933	477,076	475,586	(9,347)
Government Business Enterprise Specific Public Debt	$3,373,792	$3,881,714	$3,749,649	$375,857

Public Debt	$8,118,062	$8,421,411	$8,296,675	$178,613

Public Debt by Category
Government General Gross Debt	$6,111,642	$5,814,918	$5,877,316	$(234,326)
Government General Sinking Funds	(1,976,416)	(2,004,692)	(2,067,090)	(90,674)
Government General Public Debt	$4,135,226	$3,810,226	$3,810,226	$(325,000)

Crown Corporation Gross Debt	$4,438,241	$5,127,759	$5,015,597	$577,356
Crown Corporation Sinking Funds	(455,405)	(516,574)	(529,148)	(73,743)
Crown Corporation Public Debt	$3,982,836	$4,611,185	$4,486,449	$503,613

Public Debt	$8,118,062	$8,421,411	$8,296,675	$178,613

Guaranteed Debt	$35,428	$80,435	$80,425	$44,997

22  Mid-Year Report 2011-12 | Budget Update

SUMMARY FINANCIAL STATEMENT INFORMATION

INTRODUCTION

Summary financial information provides an accounting of the full nature and extent of the financial affairs and resources which the Government controls.  This information consolidates the financial transactions of the GRF, Crown corporations, agencies, boards and commissions.

SUMMARY STATEMENT OF SURPLUS

Even with a small GRF pre-transfer surplus, a $304.3 million summary financial deficit is projected at mid-year, reflecting a reduced GRF pre-transfer surplus and a $309.4 million deterioration in the not-for-profit insurance organizations since Budget.  However, all of the decline can reasonably be linked to flooding and other weather-related perils and investment losses and reduced expectations of future market performance (by the not-for-profit insurance organizations) due to financial market instability.

The Treasury Board organizations (including the GRF) are projected to have a deficit of $474.8 million – a deterioration of about $165.9 million from budget reflecting the deterioration in the pre-transfer surplus since Budget, higher pension costs on an accrual basis and adjustments to reflect 2010-11 actuals for a number of entities.

The CIC Board organizations are projected to have a retained surplus (net of the dividend to the GRF) of $344.6 million – an improvement of $116.7 million, entirely attributable to an improvement at SaskPower.

The not-for-profit insurance organizations are projected to have a deficit of $174.1 million – a deterioration of $309.4 million from budget reflecting deterioration in the positions of the Auto Fund, Crop Insurance and the Workers’ Compensation Board.

Mid-Year Report 2011-12 | Budget Update  23

2011-12 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(millions of dollars)
Summary Financial Surplus/(Deficit) - Budget Estimate		$54.3
Changes from Budget
Treasury Board Organizations
GRF Pre-Transfer Surplus	- 90.0
Saskatchewan Watershed Authority	- 32.8
Pension Adjustment	- 25.5
Other net changes	- 17.6
Treasury Board Organizations		- 165.9
CIC Board Organizations
SaskPower	+ 151.0
Saskatchewan Government Insurance	- 24.4
Other net changes	- 9.9
CIC Board Organizations		+ 116.7
Not-for-Profit Insurance Organizations
Saskatchewan Auto Fund	- 143.2
Saskatchewan Crop Insurance Corporation	- 86.8
Workers' Compensation Board (Saskatchewan)	- 78.4
Other net changes	- 1.0
Not-for-Profit Insurance Organizations		- 309.4
Total Change from Budget		- 358.6
Summary Financial Surplus/(Deficit) - Mid-Year Projection		$(304.3)

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed for government purposes and most debt borrowed for Crown corporations.  Some Crown corporations and other government organizations have additional debt that they have borrowed on their own.

 The Summary Statement of Debt reports the combined debt of the GRF and all organizations controlled by the Government.

SUMMARY STATEMENT DEBT
As at March 31

		Mid-Year	Change
		Projection	from
(millions of dollars)	31-Mar-11	31-Mar-12	31-Mar-11
GRF Crown Corporation Public Debt	$3,982.9	$4,486.5	$503.6
GRF Government General Public Debt	4,135.2	3,810.2	(325.0)
GRF Public Debt	$8,118.1	$8,296.7	$178.6
Other Debt	229.5	239.4	9.9
Summary Statement Public Debt	$8,347.6	$8,536.1	$188.5
Guaranteed Debt	$29.1	$28.9	$(0.2)

24  Mid-Year Report 2011-12 | Budget Update

SUMMARY FINANCIAL STATEMENT TABLES

Summary Statement of Surplus Summary Statement of Debt

Mid-Year Report 2011-12 | Budget Update  25

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)

	Estimated	Projection
	2011-12	2011-12	Change

Treasury Board Organizations 1

General Revenue Fund (GRF)	$382.5	$337.5	$(45.0)
Growth and Financial Security Fund	(267.5)	(312.5)	(45.0)
Boards of Education	113.8	113.8	-
eHealth Saskatchewan	11.7	(9.4)	(21.1)
Enterprise Saskatchewan	(14.9)	(12.1)	2.8
Legal Aid Commission	(0.3)	(1.1)	(0.8)
Liquor and Gaming Authority	422.0	422.0	-
Northern Municipal Trust Account	(8.2)	(9.9)	(1.7)
Regional Colleges	2.8	4.9	2.1
Regional Health Authorities	(94.5)	(64.8)	29.7
Saskatchewan Agricultural Stabilization Fund	-	-	-
Saskatchewan Apprenticeship & Trade Certification Commission	(0.5)	0.6	1.1
Saskatchewan Cancer Agency	(3.9)	(0.3)	3.6
Saskatchewan Financial Services Commission Fund	8.3	8.5	0.2
Saskatchewan Housing Corporation	1.5	1.5	-
Saskatchewan Institute of Applied Science and Technology	-	3.2	3.2
Saskatchewan Research Council	0.8	-	(0.8)
Saskatchewan Student Aid Fund	0.7	(8.4)	(9.1)
Saskatchewan Watershed Authority	(5.4)	(38.2)	(32.8)
Other Organizations	(11.1)	(12.3)	(1.2)
Interagency Accounting Adjustments 2	(209.9)	(209.9)	-
Adjustment to account for pension costs on an accrual basis	(206.8)	(232.3)	(25.5)
	$121.1	$(19.2)	$(140.3)
Dividends included in GRF surplus	(430.0)	(455.6)	(25.6)
Surplus (Deficit) of Treasury Board Organizations	$(308.9)	$(474.8)	$(165.9)

CIC Board Organizations 3

Crown Investments Corporation (non-consolidated) 4	$(88.0)	$(59.5)	$28.5
CIC Asset Management Inc.	(7.1)	6.0	13.1
Information Services Corporation	12.2	14.5	2.3
SaskEnergy Incorporated	96.3	86.5	(9.8)
Saskatchewan Gaming Corporation	25.5	25.5	-
Saskatchewan Government Insurance	43.1	18.7	(24.4)
Saskatchewan Opportunities Corporation	4.6	4.7	0.1
Saskatchewan Power Corporation	118.6	269.7	151.1
Saskatchewan Telecommunications Holding Corporation	161.0	146.6	(14.4)
Saskatchewan Transporation Company	(0.5)	(0.4)	0.1
Saskatchewan Water Corporation	0.2	1.3	1.1
Interagency Accounting Adjustments 2	(18.0)	(49.0)	(31.0)
	$347.9	$464.6	$116.7
Dividends included in GRF surplus	(120.0)	(120.0)	-
Retained Surplus of CIC Board Organizations	$227.9	$344.6	$116.7

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(81.0)	$(130.2)	$(49.2)

26  Mid-Year Report 2011-12 | Budget Update

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)

	Estimated	Projection
	2011-12	2011-12	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(81.0)	$(130.2)	$(49.2)

Not-for-Profit Insurance Organizations 5

Saskatchewan Auto Fund	$(2.2)	$(145.4)	$(143.2)
Saskatchewan Crop Insurance Corporation	83.3	(3.5)	(86.8)
Crop Reinsurance Fund of Saskatchewan	26.0	25.0	(1.0)
Workers' Compensation Board (Saskatchewan)	28.2	(50.2)	(78.4)
Surplus (Deficit) of Not-for-Profit Insurance Organizations	$135.3	$(174.1)	$(309.4)

Surplus (Deficit)	$54.3	$(304.3)	$(358.6)
1 The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
2 Interagency accounting adjustments are to ensure financial transactions between agencies are effectively eliminated.
3 Budgets of these organizations are subject to CIC Board review and include grants from CIC.
4 CIC figures exclude the dividend revenue it receives from its subsidiaries.
5 These insurance organizations establish rates and fees that will allow them to be actuarially sound over the long term.
Year ends of organizations may be different from the Government's March 31 year end.

Mid-Year Report 2011-12 | Budget Update  27

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt

	(thousands of dollars)
		Mid-Year Projection			Mid-Year
		31-Mar-12			Change from
	31-Mar-11	GRF Debt	Other Debt	Debt	31-Mar-11
Treasury Board Organizations
Government Public Debt	$4,135.2	$3,810.2	$-	$3,810.2	$(325.0)
Boards of Education	$74.1	$-	$62.7	$62.7	$(11.4)
Growth and Financial Security Fund	(45.2)	-	(18.7)	(18.7)	26.5
Municipal Financing Corporation
of Saskatchewan	103.6	133.1	-	133.1	29.5
Regional Health Authorities	81.2	-	108.0	108.0	26.8
Saskatchewan Housing Corporation	38.7	27.8	7.8	35.6	(3.1)
Other Treasury Board Organizations	5.2	-	8.3	8.3	3.1
Public Debt of Other
Treasury Board Organizations	$257.6	$160.9	$168.1	$329.0	$71.4
Public Debt of Treasury Board Organizations	$4,392.8	$3,971.1	$168.1	$4,139.2	$(253.6)

CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$9.9	$-	$9.9	$(3.6)
Saskatchewan Gaming Corporation	14.6	12.8	7.1	19.9	5.3
Saskatchewan Immigrant Investor Fund	17.3	-	52.6	52.6	35.3
Saskatchewan Opportunities Corporation	36.2	38.9	-	38.9	2.7
Saskatchewan Power Corporation	2,588.1	2,821.5	-	2,821.5	233.4
Saskatchewan Telecommunications	369.9	520.9	0.3	521.2	151.3
Saskatchewan Water Corporation	49.1	55.0	-	55.0	5.9
SaskEnergy Incorporated	866.1	866.6	4.8	871.4	5.3
Public Debt of CIC Board Organizations	$3,954.8	$4,325.6	$64.8	$4,390.4	$435.6

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	-	-	6.5	6.5	6.5
Public Debt of Not-for-Profit Insurance Organizations	$-	$-	$6.5	$6.5	$6.5

Public Debt	$8,347.6	$8,296.7	$239.4	$8,536.1	$188.5

Guaranteed Debt	29.1	80.4	(51.5)	28.9	(0.2)

28  Mid-Year Report 2011-12 | Budget Update